Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial information as of and for the three month periods ended March 31, 2015 and 2014 included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements, and the notes thereto, which appear in our Annual Report on Form 20-F (the ”Annual Report”), filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references to “Auris Medical” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Auris Medical AG and its subsidiaries prior to the completion of our corporate reorganization in connection with our initial public offering, and Auris Medical Holding AG and its subsidiaries as of the completion of our corporate reorganization and thereafter.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in Swiss Francs.

This discussion and analysis is dated as of May 28, 2015.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear disorders. Our most advanced product candidate, AM-101, is in Phase 3 clinical development for acute inner ear tinnitus under an SPA from the FDA. In two recently completed Phase 2 clinical trials, AM-101 demonstrated a favorable safety profile and statistically significant improvement in tinnitus loudness and other patient reported outcomes. We expect to have top-line Phase 3 clinical data for AM-101 in the first quarter of 2016. We are also developing AM-111 for acute inner ear hearing loss. We are preparing two pivotal clinical trials of AM-111 in the treatment of idiopathic sudden sensorineural hearing loss, or ISSNHL, titled HEALOS and ASSENT. We expect to start enrollment in HEALOS in the third quarter of 2015 and in ASSENT in the first quarter of 2016. In addition, we are preparing a Phase 2 trial titled REACH in order to test AM-111 in the treatment of surgery-induced hearing loss following cochlear implantation. We expect to start enrollment in REACH in the third quarter of 2016. Both acute inner ear tinnitus and hearing loss are conditions for which there is high unmet medical need, and we believe that we have the potential to be the first to market in these indications.

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities and short term loans. We have no products approved for commercialization and have never generated any revenues from royalties or product sales. As of March 31, 2015, we had cash and cash equivalents of CHF 49.7 million. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and commercialize, AM-101, AM-111 or any of our other product candidates.

Since inception, we have incurred significant operating losses. We incurred net losses (defined as net losses attributable to the owners of the Company) of CHF 18.2 million and CHF 15.0 million for the years ended December 31, 2014 and 2013, respectively. As of March 31, 2015, we had an accumulated deficit of CHF 60.4 million. We expect to continue incurring losses as we continue our clinical and preclinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.

Recent Developments

On May 20, 2015 we completed a public offering of common shares pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-203554). Under the registration statement, we sold an aggregate of 5,275,000 common shares, yielding net proceeds of $22.9 million (CHF 21.4 million) after underwriting discounts and estimated offering expenses.

Collaboration and License Agreements

There have been no material changes to our collaboration and license agreements from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Collaboration and License Agreements” in the Annual Report.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

•	AM-101. We are conducting a Phase 3 program with AM-101 for acute inner ear tinnitus comprising of two Phase 3 clinical trials (TACTT2 and TACTT3) as well as two open label extension studies (AMPACT1 and AMPACT2). We expect top-line data from TACTT2 and TACTT3 in early 2016. We anticipate that our research and development expenses in connection with these clinical trials will be substantially higher in 2015 than in the previous financial year.

•         AM-111. We are preparing two pivotal clinical trials of AM-111 in the treatment of idiopathic sudden sensorineural hearing loss, or ISSNHL, titled HEALOS and ASSENT. We expect to start enrollment in HEALOS in the third quarter of 2015 and in ASSENT in the first quarter of 2016. In addition, we are preparing a Phase 2 trial titled REACH in order to test AM-111 in the treatment of surgery-induced hearing loss following cochlear implantation. We expect to start enrollment in REACH in the third quarter of 2016. We anticipate that our research and development expenses will increase substantially in connection with commencement of these clinical trials.

•	Other development programs. Other research and development expenses mainly relate to our preclinical studies with AM-102 and AM-123, including costs for production of the preclinical compounds and costs paid to academic research institutions in conjunction with preclinical testing.

For a discussion of our other key financial statement line items, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Financial Operations Overview” in the Annual Report.

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial information as of and for the three month periods ended March 31, 2015 and 2014. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to it.

Comparison of the three months ended March 31, 2015 and 2014

	Three months ended March 31,
	2015	2014	Change
	(in thousands of CHF)%
Research and development	(6,230)	(4,149)	50%
General and administrative	(930)	(1,709)	(46)%
Operating loss	(7,160)	(5,858)	22%
Finance income/expense, net	(892)	(1)
Loss before tax	(8,052)	(5,859)	37%
Net loss attributable to owners of the company	(8,052)	(5,859)	37%
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	(229)	(16)	1,286%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	18	5	234%
Other comprehensive income	(211)	(11)	1,810%
Total comprehensive loss attributable to owners of the company	(8,263)	(5,870)	41%

Research and development expense

	Three months ended March 31,
Research and development expense	2015	2014	Change
	(in thousands of CHF)%
Clinical Projects	(5,298)	(2,404)	120%
Pre-clinical projects	(129)	(564)	(77)%
Drug manufacture and substance	(148)	(625)	(76)%
Employee benefits	(457)	(370)	23%
Other research and development expenses	(198)	(186)	7%
Total	(6,230)	(4,194)	41%

Research and development expense increased 50% from CHF 4.1 million in the three months ended March 31, 2014 to CHF 6.2 million in the three months ended March 31, 2015. The variances in expense between the three months ended March 31, 2015 and the corresponding period in 2014 are mainly due to the following projects:

•	Clinical Projects. In the three months ended March 31, 2015 we incurred higher clinical expenses than in the three months ended March 31, 2014 primarily due to higher service and milestone costs charged by contracted service providers in connection to the late stage AM-101 clinical trials, reflecting higher patient enrollment rates and trial progress when compared to the 2014 period.

•	Pre-clinical projects. In the three months ended March 31, 2015, pre-clinical expenses decreased primarily due to fewer ongoing preclinical studies.

•	Drug manufacture and substance. In the three months ended March 31, 2015 we incurred lower costs primarily due to fluctuations in the timing of raw material purchases across financial quarters and the manufacture of clinical trial supplies.

•	Employee Benefits. Employee expenses were significantly higher in the three months ended March 31, 2015 due to higher headcount.

General and administrative expense

General and administrative expense decreased 46% from CHF 1.7 million in the three months ended March 31, 2014 to CHF 0.9 million in the three months ended March 31, 2015. While employee costs increased over the previous reporting period, legal and auditing expenses were substantially lower. In the three months ending March 31, 2014 substantial costs had been incurred in connection with preparations for our initial public offering.

We expect that general and administrative expense will increase in the future as our business expands and we incur additional costs associated with operating as a public company.

Net Finance income/expense

Finance expense increased significantly to CHF 0.9 million in the three months ended March 31, 2015 primarily due to the marked appreciation of the Swiss Franc against the U.S. Dollar and the Euro, which resulted in substantial unrealized currency losses on cash and cash equivalents held in foreign currency.

Cash flows

Comparison of the three months ended March 31, 2015 and 2014

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2015 and 2014:

	Three months ended March, 31
	2015	2014
	(in thousands of CHF)
Cash used in operating activities	(6,336)	(4,062)
Net cash used in investing activities	5	(1,182)
Net cash from financing activities	12	(87)
Net effect of currency translation on cash	(961)	0
Cash and cash equivalents at the beginning of the period	56,934	23,866
Cash and cash equivalents at the end of the period	49,654	18,535

The increase in cash used in operating activities from CHF 4.1 million in the three months ended March 31, 2014 to CHF 6.3 million in the three months ended March 31, 2015 was mainly due to higher research and development expenses, which more than offset the increase in accrued liabilities and lower general and administrative expenses.

Net cash used in investing activities was insignificant in the three months ended March 31, 2015. In the three months ended March 31, 2014, net cash used in investing was comprised mainly of a milestone payment to Xigen S.A.

Net cash from financing activities of CHF 12,000 in the three months ended March 31, 2015 represents proceeds from the exercise of employee stock options. In the three months ended March 31, 2014 net cash used in financing activities was CHF 87,099, reflecting the net effect of proceeds from the exercise of stock options that were more than offset by payment of stamp duties in relation to the conversion of the convertible loan from our pre-initial public offering Series C shareholders.

Cash and funding sources

As of March 31, 2015, we had no long term debt and had no ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We believe that after the closing of our public offering on May 20, 2015, our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements at least until fall 2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional capital to commercialize our product candidates AM-101 and AM-111. If we receive regulatory approval for AM-101 or AM-111, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Contractual Obligations and Commitments

There have been no material changes to our contractual obligations outside the ordinary course of our business from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations and Commitments” in the Annual Report.

Off-balance sheet arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the Operating Lease mentioned in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations and Commitments” in the Annual Report.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

Except for IFRS 9 for which the impact cannot be determined with sufficient reliability, there are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2015 that would be expected to have a material impact on our financial position.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses;

•	our need for substantial additional funding before we can expect to become profitable from sales of our products;

•	our dependence on the success of AM-101 and AM-111, which are still in clinical development and may eventually prove to be unsuccessful;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that we do not obtain orphan drug exclusivity for AM-111, which would allow our competitors to sell products that treat the same conditions;

•	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

•	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with INSERM or Xigen and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates; and

•	other risk factors discussed under “Risk Factors” included in the Annual Report

  Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.